Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 16 – Global Incorporated

Subject Company: Corporate Property Associates 16 – Global Incorporated

Commission File Number: 001-32162

December 2013

Dear Financial Advisor,

As previously communicated, the Boards of Directors of CPA®:16 – Global and W. P. Carey have each approved a plan under which the two companies will combine in a merger transaction.  We are pleased to announce the Joint Proxy Statement/Prospectus for the merger has been declared effective by the Securities and Exchange Commission (“SEC”).  As a result of the merger, CPA®:16 – Global stockholders will receive shares in W. P. Carey Inc. (NYSE: WPC), a leading publicly-traded global net lease REIT. W. P. Carey, as you know, has been the advisor to CPA®:16 – Global since inception and has invested and managed its assets successfully through a variety of economic conditions.

We are pleased to be presenting a transaction that we believe will be beneficial to CPA®:16 – Global stockholders by providing them with liquid shares in a company poised for growth and continued stable income.  CPA®:16 – Global’s Board of Directors has determined that the merger is advisable and recommends that stockholders vote FOR the merger.

In the merger, CPA®:16 – Global stockholders will receive $11.25 per share in the form of W. P. Carey common stock, subject to a 12% pricing collar, reducing the impact of potential downward changes in W. P. Carey’s stock price on the exchange ratio.  The exchange ratio will be determined at the closing of the transaction, which is expected to occur in the first quarter of 2014.

The timeline of events for the proposed merger is as follows:

•                  November 29, 2013 – Record date for stockholders entitled to vote on the merger proposal.

•                  December 5, 2013 – Commencement of mailing of Joint Proxy Statement/Prospectus to stockholders.

•                  December 5, 2013 through January 23, 2013 – Proxy solicitation period.  All proxies for stockholders not in attendance at the Special Meeting must be received and processed prior to the meeting.

•                  January 21, 2014 – Share transfers and account maintenance will be suspended.

•                  January 24, 2014 – Special Meeting of CPA®:16 – Global stockholders at 3 p.m. ET at the offices of DLA Piper LLP (US).

•                  January 31, 2014 – Anticipated closing date of the merger.

Attached please find copies of the merger materials. You will be mailed a hard copy list of your clients who were CPA®:16 – Global stockholders on the record date and entitled to vote in the merger. Please take the time to review the merger materials carefully with your clients and encourage them to vote at their earliest convenience.

Stockholders may authorize their proxy:

•                  By mail, in the return envelope stockholders have been provided

•                  By Internet at www.proxyvote.com

•                  By telephone (U.S. and Canada residents only) at 1-800-690-6903

Computershare Fund Services (“Computershare”), the solicitation agent for the merger, may contact your clients to solicit their vote.  With your assistance, we will be able to get the votes required without your clients being contacted by Computershare.

We are truly excited about the prospects of the combined company and look forward to communicating with you as we make further progress.  As always, if you have any questions, please do not hesitate to call our Investor Relations Department at 1-800-WP CAREY (972-2739).

Most sincerely,

Trevor P. Bond
Chief Executive Officer

Additional Information and Where to Find It:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of the Joint Proxy Statement/Prospectus. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY DOCUMENTS INCORPORATED INTO IT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:16 – GLOBAL AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey’s website (www.wpcarey.com) or by accessing CPA®:16 – Global’s website (www.cpa16global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:16 – Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.